

Mail Stop 4546

February 6, 2017

Johnson Y.N. Lau
Chief Executive Officer
Athenex, Inc.
1001 Main Street, Suite 600
Buffalo, NY 14203

>   **Re: Athenex, Inc.**
>   **Amendment No. 1 to Draft Registration Statement on Form S-1**
>   **Submitted January 25, 2017**
>   **CIK No. 0001300699**

Dear Dr. Lau:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

About This Prospectus
Market and Industry Data and Forecasts, page ii

1. We note your response to our previous comment 1 that you believe the third-party sources cited throughout the prospectus are reliable. However, this disclosure does not indicate that you are liable for the use of such information and continues to imply that you may not be liable for these statements. In your next amendment, please clearly indicate that you are liable for the information you include in the prospectus.

<u>Regulatory approval may be substantially delayed…, page 25</u>

2. We note your response to comment 10 indicating that Category 1 drugs receive "special examination and approval treatment, and Category 1 drugs are handled with higher priority and enhanced communications with the Center for Drug Evaluation." This disclosure appears to convey that the higher priority and enhanced communication advantages resulting from being labeled "Category 1" are in addition to the "special examination and approval treatment." Please revise to more specifically describe the advantages that apply to a candidate that is labeled "Category 1." Your revised disclosure should clearly indicate whether these benefits include fewer substantive requirements or if the benefits are limited to the CDE's process for reviewing applications.

<u>Notes to Consolidated Financial Statements</u>
<u>Note 19: Business Segment, Geographic, and Concentration Risk Information, page F-36</u>

3. We acknowledge your response to comment 38. Please tell us more about why it is impracticable to provide information by product and service or by groups of products and services for periods prior to 2016. In your response explain the various types of products and services provided to external customers and your inherent systems limitations such that groups of similar products and services cannot be provided across your company for historical periods.

You may contact Christine Torney at (202) 551-3652 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Michael J. Rosenthall, Esq.
Sidley Austin LLP